EXHIBIT 10.34
COMPENSATION ARRANGEMENTS FOR OUTSIDE DIRECTORS
Cash Compensation
The cash fees paid to outside directors are as set for the below.
     Chairman of the Board
The Chairman of the Board of Directors, Mr. R.S. Evans, receives a cash retainer fee of $90,000 per year. Mr. Evans receives no other cash compensation for his service on the Board and its Committees.
     Other Non-Employee Directors
Non-employee directors, other than Mr. Evans, receive the following cash compensation:
•	$22,500 annual Board retainer

•	$9,000 annual retainer for chairman of the Audit Committee

•	$1,350 annual retainer for other Audit Committee members

•	$2,700 annual retainer for chairman of the Management Organization and Compensation Committee

•	$1,800 annual retainer for Executive Committee members

•	$1,800 for each Board meeting and Committee meeting attended
Stock Compensation
In accordance with a program adopted by the Company in 2006, each non-employee director is to be awarded, on the date of the Annual Meeting of Stockholders, a grant of restricted stock units (“RSUs”) having a value of approximately $15,000 on the date of grant. The RSUs vest in full on the date of the next Annual Meeting of Stockholders or upon a change of control of the Company. The shares of stock represented by vested RSUs are delivered to the director upon cessation of his service on the Board. In 2008, the shares remaining in the 2005 Nonemployee Directors’ Restricted Stock Plan (the “2005 Directors Plan”) were insufficient for a $15,000 grant and, accordingly, all of the remaining shares in the 2005 Directors Plan were awarded, resulting in a grant to each non-employee director of 3,456 RSUs on April 22, 2008, which vest on April 20, 2009, the date of the 2009 Annual Meeting of Stockholders.
The Company reimburses its directors for reasonable expenses incurred in attending Board and Committee meetings.